THIS DOCUMNENT IS A COPY OF THE SCHEDULE 13D FILED ON SEPTEMBER 25, 2002, PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION



              SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 6)*

                    QUALITY DINING, INC.
____________________________________________________________

                      (Name of Issuer)

                 COMMON STOCK, NO PAR VALUE
____________________________________________________________

               (Title of Class of Securities)

                         74756P 10 5
____________________________________________________________
                        (CUSIP Number)


                    DANIEL B. FITZPATRICK
                    QUALITY DINING, INC.
                  4220 EDISON LAKES PARKWAY
                  MISHAWAKA, INDIANA 46545
                  TELEPHONE: (574) 271-4600
                 FACSIMILE:     (574) 243-4393
____________________________________________________________

        (Name, address and telephone number of person authorized to receive notices and communications)


                     September 23, 2002
____________________________________________________________

   (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No.  74756P 10 5
--------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Daniel B. Fitzpatrick
--------------------------------------------------------------

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                  (a)  [   ]
                                                  (b)  [   ]
--------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------

    (4)  SOURCE OF FUNDS **

                    PF
--------------------------------------------------------------
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]
--------------------------------------------------------------
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER       2,647,759*
SHARES         ----------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER            -0-

OWNED BY       ----------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER  2,647,759*
REPORTING
               ----------------------------------------------
PERSON WITH   (10)  SHARED DISPOSITIVE POWER       -0-

-------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                           2,647,759 *
-------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)   [ ]
-------------------------------------------------------------



(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%

-------------------------------------------------------------

(14) TYPE OF REPORTING PERSON (SEE INSRUCTIONS)   IN

*  Includes presently exercisable stock options to purchase
23,200 shares.

                   INTRODUCTORY STATEMENT

     This Statement constitutes Amendment No. 6 to the
Schedule 13D filed on June 6, 2000, and amended by Amendment No. 1 to Schedule 13D, filed on August 10, 2000, Amendment No. 2 to Schedule 13D, filed on November 7, 2000, Amendment No. 3 to Schedule 13D, filed on March 1, 2001, Amendment No. 4 to Schedule 13D, filed on May 16, 2001 and Amendment No. 5 to Schedule 13D, filed on June 28, 2001 (collectively, the "Schedule 13D"), by Daniel B. Fitzpatrick, Chairman, President and Chief Executive Officer of Quality Dining, Inc., an Indiana corporation (the "Company"), with respect to the common stock, no par value,
of the Company (the "Common Stock").    All capitalized
terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

     Other than as set forth herein, there has been no material change in the information set forth in Items 1 through 7 of the Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a)  Mr. Fitzpatrick beneficially owns 2,647,759 shares
       (22.8%) of the Common Stock of the Company.

     (b) Mr. Fitzpatrick has the sole power to vote, direct the voting of, dispose of and direct the disposition of 2,647,759 shares of Common Stock of the Company.

     (c)  From June 28, 2001 through September 23, 2002, Mr.
       Fitzpatrick made the following purchases of shares of the Common Stock of the Company:


Date               Number of Shares    Price Paid Per Share
---------          ----------------    --------------------
June 29, 2001                 2,800                   $2.83
July 6, 2001                 50,000                   $3.01
March 15, 2002                5,000                   $2.88
April 9, 2002                 6,000                   $3.28
April 10, 2002                3,000                   $3.26
April 12, 2002                4,750                   $3.30
September 18, 2002           18,000                   $3.69
September 19, 2002           15,000                   $3.64
September 20, 2002           10,000                   $3.62
September 23, 2002           10,000                   $3.57


     All of the foregoing purchases were made in the open market with Mr. Fitzpatrick's personal funds.

     (d) Mr. Fitzpatrick has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by him.

     (e)  Not applicable.



                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 23, 2002
------------------
(Date)


/s/ Daniel B. Fitzpatrick
--------------------------
(Signature)


Daniel B. Fitzpatrick
-----------------------
(Name)